FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

A press release on the filing of Form 20-F of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on July 25, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By	/s/ Huo Haifeng

By	/s/ Mok Kam Wan

Name:	Huo Haifeng and Mok Kam Wan

Title:	Joint Company Secretaries

Date: July 29, 2008

For Immediate Release

China Netcom Files Form 20-F

Hong Kong, July 25, 2008 – China Netcom Group Corporation (Hong Kong) Limited (“China Netcom” or the “Company”) (HKSE: 0906; NYSE: CN), a leading broadband and fixed-line communications operator in China, has filed its annual report for the year ended December 31, 2007 on Form 20-F with the United States Securities and Exchange Commission (“SEC”).

China Netcom has posted its 2007 Annual Report on its website, which can be accessed electronically at www.china-netcom.com. The Form 20-F can also be accessed electronically at SEC’s website at www.sec.gov. Upon request, the Company will also deliver free of charge within a reasonable time a hard copy of its 2007 Annual Report, including its complete audited financial statements. To request a hard copy, please contact Ms Qin Shaojuan, Deputy Manager of China Netcom’s Investor Relations Department, by telephone at +86 (10) 66258712, by e-mail at ir@cnc.cn, or write a request to China Netcom Mansion, No.21, Financial Street, Xicheng District, Beijing, 100140, People’s Republic of China  Re: 2007 Annual Report.

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About China Netcom
China Netcom Group Corporation (Hong Kong) Limited is a leading broadband and fixed-line communications operator in China. Its service region consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province. The Company provides fixed-line voice services, value-added services, broadband and other internet-related services, information and communications technology (ICT) services, business & data communications services and advertising and media business.

For investor and media inquires, please contact:
Qin Shaojuan China Netcom Group Corporation (Hong Kong) Limited Tel： (86-10) 6625-8712 Fax： (86-10) 6625-9544 E-mail：ir@cnc.cn	Hon Fung Christensen International Tel：(852) 2117 0861 Fax：(852) 2117 0869 E-mail: fhon@ChristensenIR.com